SOUTHERN MISSOURI BANCORP, INC.
531 Vine Street
Poplar Bluff, Missouri 63901

November 25, 2014

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Southern Missouri Bancorp, Inc.
Request for Withdrawal of Registration Statement on Form S-3
(File No. 333-199349)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), Southern Missouri Bancorp, Inc. (the “Company”) hereby requests the withdrawal of its Registration Statement on Form S-3 (File No. 333-199349), together with all exhibits thereto (the “Registration Statement”), which was filed with the Securities and Exchange Commission (the “Commission”) on October 15, 2014.

The Company requests that the Commission consent to the withdrawal of the Registration Statement on the grounds that the Company did not, at the time of filing the Registration Statement, meet the eligibility requirement for use of Form S-3 specified in General Instruction I.A.3.(b) of Form S-3.  The Registration Statement has not been declared effective and no securities have been sold pursuant to the Registration Statement.  As such, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. The Company requests that the withdrawal of the Registration Statement be effective as of the date hereof or at the earliest practicable date hereafter.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement; however, the Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement or registration statements the Company may file with the Commission.

Please provide a copy of the order granting withdrawal of the Registration Statement to the undersigned at Southern Missouri Bancorp, Inc., 531 Vine Street, Poplar Bluff, Missouri 63901, or by e-mail at gsteffens@bankwithsouthern.com, with a copy to the Company’s counsel, Silver, Freedman, Taff & Tiernan LLP, 3299 K Street, N.W., Suite 100, Washington, D.C. 20007, attention Craig M. Scheer, P.C, or by e-mail at cscheer@sfttlaw.com.

If you have any questions with respect to this matter, please do not hesitate to contact Mr. Scheer at (202) 295-4525 or Martin L. Meyrowitz, P.C. at (202) 295-4527.

Sincerely,

/s/ Greg A. Steffens

Greg A. Steffens
President and Chief Executive Officer

cc:           Martin L. Meyrowitz, P.C.
Craig M. Scheer, P.C.